Exhibit 99.1
CAPITALIZATION AND INDEBTEDNESS
     The following table presents our consolidated capitalization in accordance with Norwegian GAAP as of August 31, 2006. It is important that you read this table together with, and it is qualified by reference to, our audited consolidated financial statements set forth in our Annual Report on Form 20-F filed with the SEC on March 30, 2006 and the amendment to the Annual Report on Form 20-F filed with the SEC on August 29, 2006.

	As of
	August 31, 2006
	NOK	U.S.$
	(in millions)(unaudited)
Commercial debt (including current portion of bond debt)*	51,765.1	8,233.5
Long-term debt (excluding current portions)
Bonds	89,578.9	14,248.1
Subordinated debt	1,275.3	202.8
Total long-term debt	90,854.2	14,450.9
Capital contributions securities	595.7	94.8
Shareholders’ equity
Share capital (nominal value NOK 10,500 per share shares authorized and outstanding 151,765)	1,593.5	253.5
Other equity	821.2	130.6
Share premium reserve	162.5	25.8
Net income for the period	157.5	25.1

Total shareholders’ equity	2,734.7	435.0

Total capitalization	145,949.7	23,214.2

*	All our debt is unsecured and unguaranteed.
For the convenience of the reader, U.S. dollar amounts above have been translated from Norwegian krone at the rate of NOK 6.2871 = U.S.$1.00, the noon buying rate of the Central Bank of Norway on August 31, 2006.

RATIOS OF EARNINGS TO FIXED CHARGES
     The following table shows our unaudited historical ratios of earnings to fixed charges for the periods indicated, computed in accordance with Norwegian GAAP and U.S. GAAP.

	Six Months Ended	Year Ended December 31,
	June 30, 2006	2005	2004	2003	2002	2001
Norwegian GAAP(1)	1.08	1.06	1.14	1.19	1.14	1.08
U.S. GAAP(1)	*	—	1.62	—	1.37	1.48

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings include net income plus taxes and fixed charges. Fixed charges represent interest and commissions on debt, other borrowing expenses, estimates of the interest within rental expenses and premiums on bond debt issued. The ratio of U.S. GAAP earnings to fixed charges is based on U.S. GAAP income before extraordinary items. In 2003 the U.S. GAAP ratio of earnings to fixed charges had a deficiency due to negative U.S. GAAP earnings of NOK 443 million (USD 66 million). In 2005, the U.S. GAAP ratio of earnings to fixed charges had a deficiency due to negative U.S. GAAP income before extraordinary items. The amount of the coverage deficiency was NOK 2,272 million (USD 339 million) in 2003 and NOK 0.1 million (USD 0.02 million) in 2005. See Note 34 to our audited consolidated financial statements for further discussion of U.S. GAAP earnings. The negative U.S. GAAP earnings in 2003 and the negative U.S. GAAP income in 2005 were driven by the impact of market movements on the fair value of derivatives, for which hedge accounting is not applied under U.S. GAAP.

*	Not available.